UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69066

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVALON WEALTH MANAGEMENT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 ALLEN PKWY STE 3000
(No. and Street)

HOUSTON	TX	77019-7100
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PEGGY E. LEBERT (713) 238-2058
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MELTON & MELTON, L.L.P.
(Name – *if individual, state last, first, middle name*)

6002 ROGERDALE RD STE 200	HOUSTON	TX	77072-1660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHASE ROBISON   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
AVALON WEALTH MANAGEMENT LLC   , as

of DECEMBER 31   , 20 14   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

N/A


ARTURO J FENTANES
My Commission Expires
October 10, 2015


Notary Public

Signature

CHIEF FINANCIAL OFFICER, FINOP

Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVALON WEALTH MANAGEMENT LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FOR THE

YEAR ENDED DECEMBER 31, 2014

AND REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

AVALON WEALTH MANAGEMENT LLC

TABLE OF CONTENTS



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Avalon Wealth Management LLC

We have audited the accompanying financial statements of Avalon Wealth Management LLC (a Delaware limited liability company) (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Avalon Wealth Management LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I – Computation of Net Capital Under Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III – Information Relating to Possession or Control Requirement Under Rule 15c-3 (exemption), collectively the "supplemental information" has been subjected to audit procedures performed in conjunction with the audit of Avalon Wealth Management LLC's financial statements. The supplemental information is the responsibility of Avalon Wealth Management LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Melton & Melton LLP

Houston, Texas
February 27, 2015

6002 Rogerdale, Ste. 200   Houston, Texas 77072   Tel 281-759-1120   Fax 281-759-5500

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash and cash equivalents	$	486,360
Receivables from non-customers		218,328
Total assets	**$**	**704,688**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

State income taxes payable	$	24,084
Total liabilities		24,084

Commitments and Contingencies

Member's Equity 680,604

Total liabilities and member's equity	**$**	**704,688**

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2014

Revenues:

Commission fee income	$	3,440,590

Expenses:

Employee compensation and benefits	965,760
Regulatory fees	66,019
General and administrative expenses	272,841
	1,304,620

Income before state income taxes	2,135,970

State Income Taxes:

	24,084

Net income	$	**2,111,886**

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2014

Balance, beginning of year	$ 1,411,109
Distributions	(2,842,391)
Net income	2,111,886
Balance, end of year	$ 680,604

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:

Net income	$ 2,111,886
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivable from non-customers	1,098,237
Accounts payable - related party	(228,356)
State income taxes payable	24,084
Total adjustments	893,965
Net cash provided by operating activities	3,005,851

Cash Flows from Financing Activities:

Distributions	(2,842,391)
Net cash used in financing activities	(2,842,391)
Net increase in cash and cash equivalents	163,460

Cash and Cash Equivalents, beginning of year   322,900

Cash and Cash Equivalents, end of year   **$ 486,360**

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 - DESCRIPTION OF THE COMPANY

Nature of Operations

Avalon Wealth Management LLC (the "Company") is a Delaware limited liability company formed on February 8, 2012, as a limited purpose noncarrying broker-dealer. The Company completed its registration with the Securities Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on January 14, 2013. Avalon Advisors, LLC ("AA") is the sole member of the Company. The Company is engaged in private placements of investment funds. While it did not do so in 2014, the Company is also approved to serve as principal underwriter and distributor of unlisted, continuously offered, closed-end registered investment companies ("Closed-End Funds"). The Company does not hold or maintain funds or securities or provide clearing services for other broker-dealers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Commission Revenue

Commission revenue includes fee income, which is generally based on the value of the assets under management held by the fund sponsor. Fee revenue is calculated on a monthly or quarterly basis based on the beginning balance of all funds held during the month or quarter. These fees are recognized over the period during which the assets were held. Commission revenue also includes other fee income as noted in the placement fee agreements. These fees are computed in accordance with the underlying sponsors' placement fee agreements.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include all time deposits, certificates of deposit, and all highly liquid investments with original maturities of three months or less.

Accounts Receivable

Receivables for fees are shown net of allowances and are written off when they are determined to be uncollectible. An allowance for doubtful accounts is estimated through an analysis of the aging of receivables, assessments of collectibility based on historical trends and other qualitative and quantitative factors, including the Company's relationship with the fund sponsor, the financial health of the fund sponsor, current economic conditions, and whether the account is closed or active. No allowance was considered necessary by management at December 31, 2014.

Income Taxes

The Company's taxable earnings are included in the federal income tax return of AA; therefore, any taxable earnings are passed through to AA's members and taxed depending on their individual tax situations. Accordingly, there is no provision for federal income taxes in the accompanying financial statements. The State of Texas has a gross margin tax that applies to the Company and is included in the consolidated state return filed by AA. State income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax is remitted to AA.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company is subject to income tax examinations by the U.S. federal or state tax authorities for the tax years from 2012 through 2014. The Company reports tax-related interest and penalties in the provision for state income taxes. There were no tax-related interest and penalties in 2014.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

Recent Accounting Pronouncement

In May 2014, the FASB issued Accounting Standards Update 2014-09 ("ASU 2014-09"), *Revenue from Contracts with Customers* (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the Industry Topics of the Codification. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently evaluating the impact ASU 2014-09 will have on the Company's financial statements.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Credit Risks

At December 31, 2014, and at various times throughout the year, the Company maintained cash balances in a financial institution in excess of federally insured limits.

Concentration Risks

The Company is engaged in various trading and brokerage activities in which counterparties primarily include fund sponsors, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2014, one fund sponsor represented 84% of the Company's accounts receivable balance. One fund sponsor provided 63% of all commission fee income during 2014. Management believes the Company's relationship with both fund sponsors is satisfactory.

NOTE 4 - RELATED PARTY TRANSACTIONS

During 2014, the Company incurred $1,236,600 in expenses related to an expense sharing agreement the Company has with AA to provide personnel and administrative services on behalf of the Company. At December 31, 2014, the Company had no outstanding payable to AA for these services.

During 2014, the Company received $1,178,552 in commission fee income from two fund sponsors that are provided advisory services by AA.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $462,276, which was $457,276 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1 to 1.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued.

AVALON WEALTH MANAGEMENT LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

Computation of Net Capital:

Total ownership equity from Statement of Financial Condition			$ 680,604
Deductions and/or charges:			
Receivables from non-customers		$ 218,328	
Total non-allowable assets from Statement of Financial Condition:			218,328
Net Capital			$ 462,276

Computation of Basic Net Capital Requirement:

	Minimum net capital required:		$ 1,606
[1]	Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
	Net capital requirement		$ 5,000
	Excess net capital		$ 457,276
	Net capital less greater of 10% of [2] or 120% of [1]		$ 456,276

Computation of Aggregate Indebtedness:

	Payable to non-customers	$ 24,084	
	Total A.I. liabilities from Statement of Financial Condition:		24,084
[2]	Total aggregate indebtedness		$ 24,084
	Percentage of aggregate indebtedness to net capital		5.21%
	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.00%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2014.

AVALON WEALTH MANAGEMENT LLC
COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the provisions of Rule 15c3-3.

AVALON WEALTH MANAGEMENT LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the provisions of Rule 15c3-3.



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Avalon Wealth Management LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5(d)(2), in which (1) Avalon Wealth Management LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avalon Wealth Management LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Avalon Wealth Management LLC stated that Avalon Wealth Management LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Avalon Wealth Management LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avalon Wealth Management LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ((k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melton & Melton LLP

Houston, Texas
February 27, 2015



AVALON
WEALTH MANAGMENT

Exemption Report Pursuant to SEC Rule 17a-5(d)(2)

I, Kevin J. Lilly, CEO and President of Avalon Wealth Management LLC ("AWM"), hereby state and report, to the best of my knowledge and belief, as follows:

1. Securities and Exchange Commission ("SEC") Rule 15c3-3 (17 C.F.R.§240.15c3-3), adopted by the SEC pursuant to the Securities Exchange Act of 1934, as amended, is entitled "Customer protection—reserves and custody of securities" and requires broker-dealers that carry customer funds and securities to adhere to certain custody, control and reserve requirements.

2. AWM is exempt from the provisions of Rule 15c3-3 pursuant to the exemption in paragraph (k)(2)(i) of the Rule and met the exemption provisions throughout calendar year 2014, without exception because it did not:

   (a) Carry customer accounts of any kind;

   (b) Receive customer funds or securities; or

   (c) Otherwise hold funds or securities for, or owe money or securities to, customers.

3. If AWM ever comes into possession of customer funds or securities, it will effectuate all financial transactions between AWM and its customers through one or more bank accounts, one of which has been established and is designated as "Special Account for the Exclusive Benefit of Customers of Avalon Wealth Management LLC."

Avalon Wealth Management, LLC

By: ______________________
Kevin J. Lilly, Chief Executive Officer and President

Date: 2/27/2015

2929 Allen Parkway, Suite 3000 · Houston, Texas 77019
Tel. 713.238.2050 · Fax 713.238.2051



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Member of
Avalon Wealth Management LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Avalon Wealth Management LLC, and the Securities and Exchange Commission, the Financial Industry Regulatory Authority Inc., and SIPC, solely to assist you and the other specified parties in evaluating Avalon Wealth Management LLC's compliance with the applicable instructions of Form SIPC-7. Avalon Wealth Management LLC's management is responsible for Avalon Wealth Management LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for Avalon Wealth Management LLC noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting total revenue was $1,305 lower on the audited Form X-17A-5 than the total reported in Form SIPC-7;

3) Noted no adjustments reported in Form SIPC-7; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melton & Melton LLP

Houston, Texas
February 27, 2015

6002 Rogerdale, Ste. 200   Houston, Texas 77072   Tel 281-759-1120   Fax 281-759-5500



SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2014**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2960*********************MIXED AADC 220
069066 FINRA DEC
AVALON WEALTH MANAGEMENT LLC
2929 ALLEN PKWY STE 3000
HOUSTON TX 77019-7100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peggy Lebert (713) 238 - 2058

2. A.	General Assessment (item 2e from page 2)		$8,604.74
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/30/2014 Date Paid		(3,048.92)
C.	Less prior overpayment applied		(0)
D.	Assessment balance due or (overpayment)		5,555.82
E.	Interest computed on late payment (see instruction E) for -- days at 20% per annum		0
F.	Total assessment balance and interest due (or overpayment carried forward)		$5,555.82
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$5,555.82	
H.	Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avalon Wealth Management, LLC
(Name of Corporation, Partnership or other organization)

Peggy E. Lebert
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 26th day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2014** and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,441,895
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): N/A (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$3,441,895
2e. General Assessment @ .0025	$8,604.74 (to page 1, line 2.A.)

2